October 01, 2007
Mr. Ryan Milne
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549

RE:	SEC Comment Letter dated September 26, 2007, in respect of:
Form 10-K Fiscal Year ended December 31, 2006
Filed March 2, 2007
File No. 001-11887
Dear Mr. Milne:
The following responses are provided in connection with the above referenced comment letter. We will use this guidance in the drafting of our upcoming 10-Q filings and other public disclosures.
Corporate Finance Comments:
Form 10-K for the Fiscal Year Ended December 31, 2006

Notes to the Consolidated Financial Statements
Note 3. Summary of Significant and Adoption of New Accounting Policies, page 69
1.	We note your response to comment 1 of our letter dated August 20, 2007. Explain to us the reasons why you expensed the note receivable from Gold Resources Corporation during 2004 and 2003, and how you considered the guidance in paragraph 6.a. of APB 18 in determining how to account for the receipt of shares of Gold Resource Corporation.

Response: As stated on page 41, we funded $0.5 million of exploration spending during 2003 and 2004 which was originally recorded as a loan. In 2004, our former auditors, PricewaterhouseCoopers, strongly suggested that we restate the 2003 quarterly results and Form 10-K and first quarter 2004 Form 10-Q to expense the advances as exploration.

In 1998, the Company changed its method of accounting for exploration costs on unproven properties from capitalizing all expenditures to expensing costs other than acquisition costs, prior to establishment of proven and probable reserves.

It was determined in September 2004 that the $0.5 million of exploration funding that was recorded as a note receivable was similar to the funding of research and development arrangements as discussed in SFAS 68 — Research and Development Arrangements.

SFAS 68, Appendix A. paragraph 23 states:

Although the enterprise’s legal liabilities will be specific in the various contracts and agreements under the arrangement, accounting representations should not necessarily be limited to legal requirements...The financial reporting of an enterprise that is a party to a research and development arrangement should represent faithfully what it purports to represent and should not subordinate substance to form.

The Company originally recorded the payments as a note receivable in long-term assets and believed the note to be recoverable either through the receipt of shares or as a future investment. However, since the repayment of the loan depended solely on the success of the exploration having future economic benefit, the Company believed that the loan should have been accounted for as an exploration cost and as such restated its financial statements to reflect this belief.

Because the original funding of the exploration was restated as exploration expense, there was no cost basis remaining to apply to the receipt of the shares of the private exploration corporation. The shares were received as a result of the exploration funding per the original funding agreement with the private exploration corporation. The private exploration corporation had no traded securities and had no income producing properties. The only asset was their rights in the Mexican exploration property. Following the receipt of the shares, the fair value of the non-publicly traded shares could not be reasonably determined and were subsequently carried at a zero basis until its ultimate private sale in 2006.

The shares represented approximately 10% of the outstanding shares and were accounted for under the cost method at a book basis of zero due to the restatement that wrote off the original $0.5 million note receivable as exploration cost.
Warrant Liability, page 71
2.	We note from your response to comment 2 that you determined the error to be immaterial to your annual financial statements. Please tell us how you considered the effect of the error on your quarterly financial statements for the three months ended December 31, 2006.

Response: We concur with your interpretation of FSP No. EITF 00-19-2 (“FSP 19-2”) as to the recording the effect of the initial adoption of FSP 19-2, specifically as to the recording of the impact as a cumulative effect adjustment directly to beginning retained earnings. We have evaluated the materiality of the misstatement on both the fourth quarter and full year financial statements as of December 31, 2006, which were filed together in the 2006 Form 10-K, considering the guidance provided in the SEC Staff Accounting Bulletin: No. 99 — Materiality and the remarks made by Todd Hardiman, Associate Chief Accountant, Division of Corporation Finance, SEC at the 2006 AICPA National Conference.

We also believe that the misstatement does not affect the reliability of the financial statements because it is visible but isolated below the normal operating line items in the financial statements and was due to a cumulative effect adjustment not affecting assets, liabilities, revenues or operating expenses. For the following quantitative and qualitative factors, we believe that there is not substantial likelihood that a reasonable person would consider the misstatement as material to either the fourth quarter results and disclosures or the full year financials and disclosures.

Fourth Quarter Impacts:
•	The impact of the adjustment would be to increase the Company’s fourth quarter gain of $209,200 by approximately $174,700, representing an increase of 83.3% to the net income or $0.004 per basic earnings per share. The percent impact seems large only because the fourth quarter’s net income was nearly breakeven and unusual due to the previous 15 straight quarters of net loses. Note that the Company’s quarterly results during the past four years have been losses averaging $3.3 million per quarter. The fourth quarter gain was the first quarterly gain recorded in four years and was due primarily to the $1.6 million gain recorded from the asset exchange discussed in comment 3. If you remove the effects of the $1.6 million gain, the adjustment impact on the fourth quarter would have been a reduction in loss of 12.6%;
•	The adjustment would have no impact on the previously reported total assets, total liabilities and total equity as of December 31, 2006;
•	Beginning retained deficit would be understated by only 0.1%
•	The adjustment would remove the line item entitled “Cumulative effect of change in accounting principle” from consolidated statements of cash flows with an offsetting reduction to the reported net loss, which would have no impact on the reported net cash used in operating activities;
•	The adjustment would not impact the Company’s 2007 interim and year- end consolidated financial statements as the December 31, 2006 retained deficit balance is properly stated;
•	The Company does not have any debt covenants. As such, not recording this adjustment will not impact the classification of the Company’s long term debt;

•	The adjustment would not impact any of the Company’s American Stock Exchange listing requirements;
•	The Company does not have analyst coverage, so the misstatement did not affect analyst expectations;
•	The misstatement which increased the reported loss did not increase management compensation.
Full Year Impacts:
•	Same as above, except the first point is revised as follows: The impact of the adjustment would be to decrease the Company’s previously reported net loss by approximately $174,700, representing a reduction to the full year loss by 6.3% or $0.004 per basic and diluted earnings per share.
Therefore, we propose that no adjustment be made to the previously filed consolidated financial statements or disclosures included in the 2006 Form 10-K.
Note 6. Property, Plant and Mine Development, page 74
3.	We note from your response to comment 4 that the fair value of the options on the Adelaide and Tuscarora Gold Projects were not determinable and the gain on the asset exchange transaction was based on the fair value of the 3% Briggs Royalty, for which the fair value was determinable. Since paragraph 18 of APB 29, as amended by SFAS 153 states the fair value of the assets surrendered should be used to determine the gain or loss to be recognized on the exchange unless not clearly evident, identify the fair values of the McDonald properties and associated reclamation liability and the basis used to determine these fair values. Please make appropriate revisions to your disclosures and financial statements based on this guidance.

Response: In December 2006, we entered into an Asset Exchange Agreement with various subsidiaries of Newmont Mining Corporation (“Newmont”) to acquire the 3% net smelter return (“NSR”) royalty held by Newmont on Canyon’s CR Briggs Mine in Inyo County, California. In addition, Canyon entered into a Mineral Lease, Sublease and Agreement with Newmont to acquire the right to explore the Adelaide Gold Project in Humboldt County, Nevada and the Tuscarora Gold Project in Elko County, Nevada. In exchange, Newmont received from Canyon certain mineral rights, surface leases, and facilities near Lincoln, Montana with associated intellectual property (related to the McDonald Project) and Newmont assumed all associated reclamation liabilities. Canyon retained a 3% NSR royalty on mineral rights provided by Canyon to Newmont in this transaction.

It was determined that the fair value of the assets given up were not clearly evident but that the fair value of the assets received was reasonably determined and should form the basis for recording the transaction. The exchange of the Newmont and the Canyon assets was accounted for as a non-monetary exchange with the difference between the fair value of the assets received and the Canyon assets net book value being recorded as a $1.6 million gain. In addition, a gain of $0.3 million was recorded by Canyon as a result of the assumption of the McDonald reclamation liabilities by Newmont.

An exchange transaction is defined in paragraph 3(c) of Accounting Principles Board Opinion No. 29 (as amended by Statement of Financial Accounting Standards No. 153, Exchanges of Nonmonetary Assets, and Amendment of APB No. 29), Accounting for Nonmonetary Transactions (“APB No. 29”), as

A reciprocal transfer between an enterprise and another entity that results in the enterprise’s acquiring assets or services or satisfying liabilities by surrendering other assets or services or incurring other obligations. A reciprocal transfer of a nonmonetary asset shall be deemed an exchange only if the transferor has no substantial continuing involvement in the transferred asset such that the usual risks and rewards of ownership of the asset are transferred.

As summarized above, the Company is relinquishing its interest in its McDonald properties, (however, the Company is retaining a 3.0% net smelter royalty in these properties and the rights to any potential settlement of its takings suit against the State of Montana), in exchange for two leases in Nevada, a 3.0% net smelter royalty on the Briggs Mine, and an indemnification of its reclamation obligations on McDonald. Upon the exchange of the 3.0% net smelter royalty, Newmont has no further ongoing involvement with Briggs. Canyon’s involvement with McDonald is limited to its pursuit of its “takings claim” and the 3% NSR royalty on contributed mineral properties. It was determined that the retention of the 3.0% royalty interest in McDonald (and the rights to any settlements on its takings suit against the state) did not meet the definition of “substantial continuing involvement” as provided for in paragraph 3(c) of APB No. 29 as it relates to the properties transferred to Newmont given that 1) the Company will have no say in the timing, amount, or location of capital investments and/or development and/or production on the properties, if any, and 2) the Company will not operate the properties on behalf of Newmont in any way.

Based on the preceding conclusion, the provisions of paragraph 18 of APB No. 29 provide the applicable guidance for the accounting for reciprocal nonmonetary exchanges:

The Board concludes that in general, accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved, which is the same basis as that used in monetary transactions. Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss should be recognized on the exchange. The fair value of the asset received should be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered.

However, prior to applying the above guidance, the criterion in paragraphs 20(a) through 20(c) of APB No. 29 was required to be met:

A nonmonetary exchange shall be measured based on the recorded amount (after reduction, if appropriate, for an indicated impairment of value) of the nonmonetary asset(s) relinquished, and not on the fair values of the exchanged assets, if any of the following conditions apply:

a. Fair Value Not Determinable. The fair value of neither the asset(s) received nor the asset(s) relinquished is determinable within reasonable limits;

b. Exchange Transaction to Facilitate Sales to Customers. The transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange.

c. Exchange Transaction That Lacks Commercial Substance. The transaction lacks commercial substance.

The primary asset relinquished by Canyon was the exploration data, environmental studies and feasibility studies done on the McDonald Project and owned by Canyon. The fair value of this asset is not clearly evident because it only represents intellectual property over an impaired asset in Montana and Canyon no longer owns the mineral rights to the primary ore body.

The McDonald ore body was considered economic through the use of cyanide heap leach recovery method. That technology was made illegal in Montana in 1998 with the passage of the anti-cyanide ballot initiative I-137. The Company and the industry attempted to overturn I-137 but were defeated in 2004. The state cancelled the Company’s mining leases in the second quarter of 2005 over the main portion of the ore body and the Company wrote off its remaining book value related to the McDonald Project.

Due to the substantial risks and timing involved with attempting to obtain the mineral leases, operating permits, and technical gold extraction issues, we believe that the fair value of the assets relinquished is not clearly evident.

The $1.6 million gain recorded on the transaction represented the fair value of the assets received rather than the fair value of the assets relinquished because they were determined to be more clearly evident.

The fair value of the assets received was due entirely to the receipt of the 3% Briggs Royalty. The fair values of the other assets received (Mineral Lease, Sublease and Agreement covering the Tuscarora and Adelaide Gold Projects) in the exchange were considered deminimus and that a value of zero would be considered reasonable. Note that a gain of $340,600 was recorded on the release of the asset retirement obligation related to the McDonald Project and assumed by Newmont.

The other asset received by the Company was the Mineral Lease, Sublease and Agreement covering the Tuscarora and Adelaide Gold Projects. Despite its name, the agreement would be better explained as an exploration farm-in agreement, which is very common in the mining industry. The key provision to the agreement requires one company to explore the property of another company in order to earn a right in the property. Typically, in an exploration farm-in agreement no money is exchanged upon execution of the agreement and no gain or loss is recorded. These properties had no defined mineral resources and are considered generative in nature with no intrinsic value. Therefore, a value of nil would be reasonably assigned to that agreement.

The fair market value of the Briggs Mine 3% NSR royalty acquired from Newmont was determined within reasonable limits based on certain probability analysis of projected future cash flows. We developed an NSR royalty valuation model for the Briggs Mine and are comfortable with its ability to value an NSR royalty cash stream for the Briggs Mine. In addition, the Company contracted an independent third party to review the NSR royalty model for errors and logic and they confirmed the model’s usefulness and reasonableness in valuing NSR royalties.

The exchange transaction did not result in or facilitate sales to customers of any product or property held for sale in the ordinary course of business.

In addition, the transaction was deemed to have commercial substance in accordance with paragraphs 20(c) and 21 of APB No. 29 due to 1) its significant potential to increase cash flows from re-starting the Briggs Mine, and 2) due to the significant uncertainties from the Company’s ability to economically develop the McDonald properties within the constraints of current mining law in the state of Montana. The cash flows of the McDonald property were expected to be nil (this was consistent with the Company fully impairing these assets in June 2005).

Paragraph 21 of APB No. 29 provides additional insight into the definition of “commercial substance:”

A nonmonetary exchange has commercial substance if the entity’s future cash flows are expected to significantly change as a result of the exchange. The entity’s future cash flows are expected to significantly change if either of the following criteria is met:

a. The configuration (risk, timing, and amount) of the future cash flows of the asset(s) received differs significantly from the configuration of the future cash flows of the asset(s) transferred.

b. The entity-specific value of the asset(s) received differs from the entity-specific value of the asset(s) transferred, and the difference is significant in relation to the fair values of the assets exchanged.

Further, as all of the book values related to the McDonald properties were written off during the second quarter of 2005 upon the Montana Supreme Court decision affirming the termination of the McDonald Gold Project’s state mineral leases, the Company did not have any book basis to offset the gain on the exchange.

Because we believe that the fair value of the assets received were more clearly evident than the fair value of the assets relinquished in the exchange transaction described in comment 3, we do not believe that any revisions to our disclosures and financial statements is appropriate based on your guidance.
As indicated in our comments above we believe that amending our 2006 Form 10-K filing is not warranted and request that our previously filed financials be approved as filed. We also request that our current S-3 filing be deemed effective on an expedited basis.
Please do not hesitate to contact me if you have any further questions.

Sincerely CANYON RESOURCES CORPORATION
/s/ David P. Suleski
David P. Suleski
Vice President & CFO

cc:	Shannon Burkirk, Division of Corporate Finance
Richard Mattera, Hogan & Hartson L.L.P.